Exhibit 99.1

COSTAMARE INC. REPORTS RESULTS FOR THE SECOND QUARTER AND SIX-MONTH PERIOD ENDED JUNE 30, 2013

Athens, Greece, July 24, 2013 – Costamare Inc. (“Costamare” or the “Company”) (NYSE: CMRE) today reported unaudited financial results for the second quarter and six months ended June 30, 2013.

•	Voyage revenues of $100.0 million and $191.6 million for the three and the six months ended June 30, 2013, respectively.

•	Voyage revenues adjusted on a cash basis of $103.3 million and $198.2 million for the three and the six months ended June 30, 2013, respectively.

•	Adjusted EBITDA of $67.6 million and $128.9 million for the three and the six months ended June 30, 2013, respectively.

•	Net income of $30.6 million or $0.41 per share and $55.3 million or $0.74 per share for the three and the six months ended June 30, 2013, respectively.

•	Adjusted net income of $27.7 million or $0.37 per share and $49.6 million or $0.66 per share for the three and six months ended June 30, 2013, respectively.

New Business Developments

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On June 3 and June 25, 2013, the Company took delivery of the 8,827 TEU newbuild containership vessels Valor and Value, which were both built by Sungdong Shipbuilding and Marine Engineering in South Korea. Upon delivery, both vessels commenced their long term charters with members of the Evergreen Group (“Evergreen”).

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Pursuant to the Framework Agreement with York Capital Management (“York”) we acquired three secondhand vessels which were subsequently chartered. The Company holds a 49% equity percentage in each of the three vessel entities. The details of the vessels and their respective charters are the following:

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The 2001-built, 5,576 TEU containership Ensenada Express was purchased for a price of $22.1 million and subsequently chartered to Hapag-Lloyd, for a period of approximately two years at a daily rate of $19,000.  The vessel was delivered to its charterers on July 7, 2013.

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The 1998-built, 1,645 TEU containership X-Press Padma was purchased for a price of $4.75 million and subsequently chartered to Sea Consortium, for a period of approximately two years at an average daily rate of approximately $7,900.  The vessel is expected to be delivered to its charterers on July 27, 2013.

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The 1994-built, 1,162 TEU containership Petalidi was purchased for a price of $2.8 million and subsequently chartered to CMA CGM, for a period of approximately one year at a daily rate of $6,300.  The vessel was delivered to its charterers on July 4, 2013.

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Entered into an agreement to extend the charter of the 1991-built, 3,351 TEU containership Karmen to Seacon, for a period of a minimum of two months and a maximum of five months at a daily rate of $6,750. The extension period commenced on June 15, 2013.

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Entered into an agreement to extend the charter of the 1992-built, 3,351 TEU containership Marina to Evergreen, for a period of a minimum of eight months and a maximum of 14 months at a daily rate of $7,000. The extension period commenced on June 12, 2013.

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Entered into an agreement to extend the charter of the 2001-built, 1,078 TEU containership Stadt Luebeck to CMA CGM, for a period of approximately 12 months at a daily rate of $6,400. The extension period will commence on August 23, 2013. The charterer also has the option to unilaterally extend the charter for an additional period of six months at a daily rate of $8,500.

Dividend Announcements

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On July 10, 2013, the Company declared a dividend for the second quarter ended June 30, 2013, of $0.27 per share, payable on August 7, 2013 to stockholders of record at the close of trading of the Company's common stock on the New York Stock Exchange on July 24, 2013. This will be the Company’s eleventh consecutive quarterly dividend since it commenced trading on the New York Stock Exchange.

Mr. Gregory Zikos, Chief Financial Officer of Costamare Inc., commented:

“During the second quarter of the year, the Company delivered positive results.

In accordance with our newbuilding program, we accepted delivery of the third and fourth 9,000 TEU newbuild containership vessels out of a series of ten. Both vessels commenced their charters with Evergreen. This addition to the fleet, together with the new buildings already delivered and the remaining six vessels currently on order and subject to charters, will contribute in excess of $1.3 billion of contracted revenues throughout the duration of their charters.

Regarding new transactions, the Company and York jointly bought three secondhand ships on a charter free basis. All three ships were subsequently chartered for periods ranging between 12 to 24 months at rates yielding attractive returns with potential upside because the acquisition cost was either close to scrap value or at historically low levels, which significantly reduces or eliminates residual value risk.

Regarding the chartering of existing vessels, the Company has no ships laid up. We recently entered into agreements to charter the 1991- and 1992-built, 3,351 TEU containership vessels Karmen and Marina to Seacon and Evergreen, respectively, as well as the 2001-built 1,078 TEU containership vessel Stadt Luebeck to CMA CGM.

Despite challenging market conditions, we have minimized our re-chartering risk. The charters for the vessels opening in 2013 and 2014 account for approximately 4% of our 2013 and 2014 contracted revenues.

Finally, on July 10, 2013, we declared a dividend for the second quarter of $0.27 per share. Consistent with our dividend policy, we continue to offer an attractive dividend, which we consider to be sustainable based on the size of our contracted cash flows, the quality of our charterers and the prudent amortization of our debt.”

Financial Summary

	Six-month period ended June 30,		Three-month period ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2012	2013	2012	2013

Voyage revenue	$196,076	$191,566	$96,045	$100,030
Accrued charter revenue (1)	$985	$6,634	$480	$3,342
Voyage revenue adjusted on a cash basis (2)	$197,061	$198,200	$96,525	$103,372

Adjusted EBITDA (3)	$128,112	$128,852	$61,017	$67,626

Adjusted Net Income (3)	$46,774	$49,635	$21,596	$27,696
Weighted average number of shares	64,462,088	74,800,000	67,800,000	74,800,000
Adjusted earnings per share (3)	$0.73	$0.66	$0.32	$0.37

EBITDA (3)	$127,019	$134,508	$60,568	$70,486
Net Income	$45,681	$55,291	$21,147	$30,556
Weighted average number of shares	64,462,088	74,800,000	67,800,000	74,800,000
Earnings per share	$0.71	$0.74	$0.31	$0.41

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis.  In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period, and during the last years of such charter, cash received will exceed revenue recognized on a straight-line basis.
(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles, or “GAAP.” We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates.  The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the “Fleet List” provided in the financial report for the second quarter and the six-month period ended June 30, 2013.
 (3) Adjusted net income, adjusted earnings per share, EBITDA and adjusted EBITDA are non-GAAP measures. Refer to the reconciliation of net income to adjusted net income and net income to EBITDA and adjusted EBITDA below.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. generally accepted accounting principles (GAAP). However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. Tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the six-month and three-month periods ended June 30, 2013 and June 30, 2012. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income, (iii) Adjusted earnings per share, (iv) EBITDA and (v) Adjusted EBITDA.

Reconciliation of Net Income to Adjusted Net Income

	Six-month period ended June 30,		Three-month period ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2012	2013	2012	2013

Net Income	$45,681	$55,291	$21,147	$30,556
Accrued charter revenue	985	6,634	480	3,342
Gain on sale/disposal of vessels	(1,303)	(6,460)	(4,104)	(3,551)
Realized (gain)/ loss on Euro/USD forward contracts	732	(370)	364	(180)
(Gain)/ loss on derivative instruments	679	(5,460)	3,709	(2,471)
Adjusted Net Income	$46,774	$49,635	$21,596	$27,696
Adjusted Earnings per Share	$0.73	$0.66	$0.32	$0.37
Weighted average number of shares	64,462,088	74,800,000	67,800,000	74,800,000

Adjusted Net Income and Adjusted Earnings per Share represent net income before non-cash “Accrued charter revenue” recorded under charters with escalating charter rates, gain/(loss) on sale of vessels, realized (gain)/loss on Euro/USD forward contracts and non-cash changes in fair value of derivatives. “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income and Adjusted Earnings per Share are not recognized measurements under U.S. generally accepted accounting principles, or “GAAP.” We believe that the presentation of Adjusted Net Income and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Reconciliation of Net Income to Adjusted EBITDA

	Six-month period ended June 30,		Three-month period ended June 30,
(Expressed in thousands of U.S. dollars)	2012	2013	2012	2013

Net Income	$45,681	$55,291	$21,147	$30,556
Interest and finance costs	38,237	34,108	17,997	16,544
Interest income	(716)	(409)	(432)	(200)
Depreciation	39,881	41,489	19,868	21,607
Amortization of dry-docking and special survey costs	3,936	4,029	1,988	1,979
EBITDA	127,019	134,508	60,568	70,486
Accrued charter revenue	985	6,634	480	3,342
Gain on sale/disposal of vessels	(1,303)	(6,460)	(4,104)	(3,551)
Realized (gain)/ loss on Euro/USD forward contracts	732	(370)	364	(180)
Gain/ (loss) on derivative instruments	679	(5,460)	3,709	(2,471)
Adjusted EBITDA	$128,112	$128,852	$61,017	$67,626

EBITDA represents net income before interest and finance costs, interest income, depreciation and amortization of deferred dry-docking and special survey costs.  Adjusted EBITDA represents net income before interest and finance costs, interest income, depreciation, amortization of deferred dry-docking and special survey costs, non-cash “Accrued charter revenue” recorded under charters with escalating charter rates, gain/(loss) on sale of vessels, realized (gain)/loss on Euro/USD forward contracts and non-cash changes in fair value of derivatives. “Accrued charter revenue” is attributed to the time difference between the revenue recognition and the cash collection. However, EBITDA and Adjusted EBITDA are not recognized measurements under U.S. generally accepted accounting principles, or “GAAP.” We believe that the presentation of EBITDA and Adjusted EBITDA are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that EBITDA and Adjusted EBITDA are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that EBITDA and Adjusted EBITDA are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of EBITDA and Adjusted EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating EBITDA and Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Note: Items to consider for comparability include gains and charges. Gains positively impacting net income are reflected as deductions to net income. Charges negatively impacting net income are reflected as increases to net income.